Via Facsimile and U.S. Mail
Mail Stop 6010

March 24, 2009

Mr. Kevin W. Sharer
Chairman of the Board, Chief Executive Officer and President
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA
91320-1799

Re: Amgen Inc.
         Form 10-K for the Year Ended December 31, 2008
         Filed February 27, 2009
         File No. 000-12477

Dear Mr. Sharer:

We have reviewed your filing and have the following comment.

Where indicated, we think you should revise your Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Joint Ventures and Business Relationships, pages 30-31

1. You refer to a license agreement with Johnson and Johnson (J&J) under which you have granted J&J a license to commercialize recombinant human erythropoietin as a human therapeutic in the United States in all markets other than dialysis. We note that, under the agreement, all recombinant human erythropoietin sold by J&J in the US is manufactured by you and sold by J&J

under the trademark PROCRIT®. We note your disclosure that you earn a ten percent royalty on net sales of PROCRIT by J&J in the US. Please amend your disclosure to describe the material terms of this license agreement, including the duration, termination provisions and aggregate royalty amounts received to date, if material. Item 601(b) (10) of Regulation S-K requires you to include material contracts as exhibits to your Form 10-K. Please include this license agreement as an exhibit to the Form 10-K or provide us with an analysis supporting your determination that this agreement is not material to your business.

* * * *

Please amend your Form 10-K and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director